CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

IGAMBIT, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 242 of Title 8 of the Delaware Code does hereby certify:

FIRST: That at a meeting of the Board of Directors of iGambit, Inc., resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendments is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “FIRST” so that, as amended, said Article shall be and read as follows:

“The name of the corporation is Clinigence Holdings, Inc.”

SECOND: That thereafter, in accordance with Section 228 of the General Corporation Law of the State of Delaware, a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class, approved the foregoing amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: Except as set forth in this Certificate of Amendment, the Amended Certificate of Incorporation, as previously amended, remains in full force and effect.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 29th day of October, 2019 A.D.

By:	/s/ Elisa Luqman
Elisa Luqman, Secretary